EXHIBIT 12

COLGATE-PALMOLIVE COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Millions Except as Indicated)
(Unaudited)

Nine Months Ended September 30, 2012
Earnings:
Income before income taxes	$2,927

Add:
Interest on indebtedness and amortization of debt expense and discount or premium	38
Portion of rents representative of interest factor	62
Less:
Gain on equity investments	(6)
Income as adjusted	$3,021
Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$38
Portion of rents representative of interest factor	62
Capitalized interest	1
Total Fixed Charges	$101
Ratio of earnings to fixed charges	29.9